Soul and Vibe Interactive Inc.

May 8, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Attn: Gabriel Eckstein

Re:	Soul and Vibe Interactive Inc.
Registration Statement on Form S-1
Filed February 13, 2015
File No. 333-202102

Dear Mr. Eckstein:

Soul and Vibe Interactive Inc. (the “Company”) hereby submits a response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated March 11, 2015 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (“Form S-1”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Form S-1 (the “Amended S-1”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

Comment No. 1. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Response No. 1. The Amended S-1 contains updated financial statements and accompanying notes.

Comment No. 2. According to Section 8.1 of exhibit 10.13, the Common Stock Purchase Agreement may terminate on the first day of the next month following the 36-month anniversary of the Effective Date. This period is in excess of the three-year period contemplated by Securities Act Rule 415 for indirect primary offerings. Please amend Section 8.1 so that the term of the Agreement will not exceed three years.

Response No. 2. Section 8.1 of the Purchase Agreement has been amended accordingly. Please see Exhibit 10.17.

Calculation of Registration Fee

Comment No. 3. You state in footnote (3) that you are registering the 10,716,473 shares in accordance with the Common Stock Purchase Agreement dated February 11, 2015. Please tell us which provision of your Purchase Agreement relates to the issuance of Initial Commitment Shares.

Response No. 3. Section 2.1 of the Purchase Agreement has been amended to refer to the Initial Commitment Shares, which number has been amended to 20,000,000. Please see Exhibit 10.17.

Prospectus Cover Page

Comment No. 4. You disclose that you would need to register 140,845,070 shares to access the entire $2,000,000 under the Purchase Agreement, assuming current market prices; however, you are only registering 10,716,473 shares. Please disclose why you are registering less than the entire draw down amount and provide your analysis of whether your proposed transaction would comply with Section 2.3 of your Purchase Agreement, which requires you to file a Registration Statement covering the “Registrable Securities.” Also, disclose that Section 2.b of the Rights Agreement requires you to amend as soon as practicable so that you register all the Registrable Securities. In the prospectus, describe the rights and remedies available to Beaufort for a breach of Section 2.3 of the Purchase Agreement, which apparently include its ability to terminate the agreement or avoid a purchase obligation under a Draw Down Notice.

Response No. 4. As stated in Response No. 3 above, the Company and Beaufort have amended the Purchase Agreement and the Company is therefore in compliance with Section 2.3 of the Purchase Agreement; please see Exhibit 10.17. At this time, the Company is seeking to register an aggregate of 20,000,000 shares, referred to in the Purchase Agreement as the Initial Commitment Shares, which the Company deems a reasonable number to seek to register in the current registration statement.

The Company respectfully requests your concurrence that this disclosure of the contents of Section 2(b) of the Registration Rights Agreement has been made; please see page 3.

The rights and remedies available to Beaufort have been described; please see page 3.

Prospectus Summary

Registration Rights, page 3

Comment No. 5. Please tell us whether offers and sales of shares released to Beaufort from the escrow agreement will be registered or whether you believe that Beaufort’s offers and sales of those escrow shares would satisfy conditions of an exemption from registration. Provide your analysis regarding the basis of any belief that an exemption would be available for the escrow share transactions by Beaufort.

Response No. 5. The shares released to Beaufort, if any, will not be registered. The Company is presently unable to take a position regarding the availability to Beaufort of an exemption in the event the shares are released from escrow.

Common Stock Purchase Agreement with Beaufort, page 2

Comment No. 6. Please disclose whether Beaufort can transfer its obligations under the Purchase Agreement. Refer to Question 139.16 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response No. 6. The Company disclosed that Beaufort may not transfer its obligations under the Purchase Agreement; please see page 3. Section 10.8 of the Purchase Agreement expressly so states.

Risk Factors

Beaufort may sell a large number of shares…, page 10

Comment No. 7. Please expand your risk factor disclosure to discuss the adverse effect that declining prices for your common stock would have on the terms at which you will be able to raise the $2 million in capital under the Purchase Agreement with Beaufort. The risk factor should include examples of the potential impact of 25%, 50% and 75% declines in your stock price from the price levels at the time of your next amendment (and ultimately the desired effective time) on the number of shares issuable in draws.

Response No. 7. The Company has revised the risk factor; please see page 11.

We may not have access to the full amount…, page 11

Comment No. 8. Unless you revise the structure of your offering, please revise the caption and accompanying language to state that in the absence of substantial increases in trading price of your common stock, the registration statement will only allow you to access a small portion of the $2 million purchase commitment by Beaufort. Disclose the dollar amount you are able to access based on the market price of your stock near the time of effectiveness of your registration statement.

Response No. 8. The Company has added language to the effect requested by the Staff; please see page 11. In addition, it has disclosed the dollar amount it would receive if the Draw Down Notice were delivered on or about the filing date of the prospectus in the risk factor “There may not be a sufficient price of our common stock to permit us to acquire adequate funds, which may adversely affect our liquidity.”

Plan of Distribution, page 13

Comment No. 9. Because Beaufort is an underwriter of the proposed offering, it may not rely on Rule 144 to sell its shares. Please revise here and elsewhere in your prospectus to remove references to Beaufort being able to rely on Rule 144.

Response No. 9. The Company agrees with your comment and has deleted the statement regarding Beaufort’s ability to rely on Rule 144 that was previously included within the “Plan of Distribution” section.

Description of Securities

Registration Rights, page 16

Comment No. 10. The Registration Rights Agreement does not appear to cover the resale of shares released to Beaufort under the terms of the Escrow Agreement. Please revise your disclosure to clarify the scope of the Registration Rights Agreement.

Response No. 10. The Registration Rights Agreement does not purport to cover the resale of the shares that may be released to Beaufort pursuant to the Escrow Agreement. The requested revision to the disclosure has been made; please see page 17.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Future Financings, page 30

Comment No. 11. You indicate in this section that you rely on the issuance of debt and equity to continue to fund your business operations. Given your cash balance and operating expenses as of September 30, 2014 please discuss the anticipated role of draws under the Purchase Agreement in addressing capital needs during the next 12 months.

Response No. 11. The Company does not view the Purchase Agreement as the sole potential source of financing and has sought to clarify this view; please see page 31.

Item 16. Exhibit Index

Comment No. 12. Please file or incorporate by reference a previously filed copy of the Escrow Agreement as an exhibit.

Response No. 12. The Company has complied with this comment; please see the Exhibit 10.15.

Exhibit 10.13

Comment No. 13. Section 8.2 of the Purchase Agreement provides Beaufort with the right to terminate that agreement if a Material Adverse Effect has occurred and is continuing. In addition, Section 7.2(i) requires that the representations and warranties be true as of each Draw Down Exercise Date. Please tell us and disclose whether Beaufort’s exercise of the MAE clause to defeat a purchase obligation under a draw would terminate the Purchase Agreement in its entirety. If you believe the agreement would remain in effect and available for future draws, following Beaufort’s exercise of the MAE clause, please explain why in your response letter. We may have further comments based on your response.

Response No. 13. The Purchase Agreement has been amended to clarify that solely the events that are caused by the Company’s act or failure to act will give Beaufort the right to terminate the agreement pursuant to Section 8.2. Insofar as Section 7.2(i) is concerned, Beaufort would not have the ability to terminate the Purchase Agreement based on this section, only to decline to accept a Draw Down Notice, though the Company recognizes that Beaufort may terminate the agreement under Section 8.2. Consequently, whether the agreement would remain in effect pending Beaufort’s exercise of the MAE clause is within its discretion. The Company cannot predict what Beaufort would opt to do or not do in that situation. Please see page 3 for this disclosure.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (763) 400-8040 or our counsel Richard Friedman or Henry Nisser at (212) 930-9700.

Sincerely,

Peter Anthony Chiodo
Chief Executive Officer